FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Enhertu approved in the EU for patients with previously treated HER2-positive advanced gastric cancer

19 December 2022 07:15 GMT

Enhertu approved in the EU for patients with previously treated HER2-positive advanced gastric cancer

First HER2-directed medicine to be approved for gastric cancer in the EU in more than a decade

Based on DESTINY-Gastric02 and DESTINY-Gastric01 where AstraZeneca and Daiichi Sankyo's Enhertu demonstrated clinically meaningful efficacy

AstraZeneca and Daiichi Sankyo's Enhertu (trastuzumab deruxtecan) has been approved in the European Union (EU) as monotherapy for the treatment of adult patients with advanced HER2-positive gastric or gastroesophageal junction (GEJ) adenocarcinoma who have received a prior trastuzumab-based regimen.

Enhertu is a specifically engineered HER2-directed antibody drug conjugate (ADC) being jointly developed and commercialised by AstraZeneca and Daiichi Sankyo.

The approval by the European Commission follows the positive opinion of the Committee for Medicinal Products for Human Use in November 2022 and is based on results from the DESTINY-Gastric02 and DESTINY-Gastric01 Phase II trials.

In DESTINY-Gastric02, which enrolled patients from North America and Europe, treatment with Enhertu resulted in a confirmed objective response rate (ORR) of 41.8% as assessed by independent central review (ICR). Median duration of response (DoR) was 8.1 months.

In DESTINY-Gastric01, which enrolled patients from Japan and South Korea, treatment with Enhertu resulted in a confirmed ORR of 40.5% versus 11.3% with chemotherapy (irinotecan or paclitaxel) as assessed by ICR. The median DoR was 11.3 months with Enhertu versus 3.9 months with chemotherapy. Patients treated with Enhertu had a 41% reduction in the risk of death versus patients treated with chemotherapy (based on a hazard ratio of 0.59; 95% confidence interval: 0.39-0.88; p=0.0097) with a median overall survival (OS) of 12.5 months versus 8.4 months.

Approximately 136,000 cases of gastric cancer are diagnosed annually in Europe, where it represents the sixth leading cause of cancer death.1,2 Gastric cancer is typically diagnosed in the advanced stage. Even when the disease is diagnosed at earlier stages, the survival rate remains modest.3,4 Approximately one in five gastric cancers are HER2-positive.5,6

Eric Van Cutsem, MD, PhD, Head of Department of Oncology at the University of Leuven, Belgium and Founding Chair of the ESMO-GI/World Congress of Gastrointestinal Cancers, said: "Today's news is a welcome advance for patients with HER2-positive advanced gastric cancer. Patients with this disease face poor outcomes following progression on initial treatment with a HER2-directed medicine as many do not respond to further treatment, and even those that do respond often do not have durable responses. Data from the DESTINY-Gastric02 and DESTINY-Gastric01 trials support Enhertu becoming a new standard of care for patients in this setting."

Dave Fredrickson, Executive Vice President, Oncology Business Unit, AstraZeneca, said: "Today's important approval makes Enhertu the first HER2-directed medicine to be approved for gastric cancer in the European Union in more than a decade. Patients across the EU with advanced HER2-positive disease who have progressed following treatment in the first-line setting, may now have the opportunity to benefit from treatment with Enhertu."

Ken Keller, Global Head of Oncology Business, and President and CEO, Daiichi Sankyo, Inc., said: "Enhertu is the first antibody drug conjugate to be approved in Europe for advanced gastric cancer, representing a major advance in treating this difficult-to-treat cancer. With this approval, we can now offer patients with previously treated HER2-positive gastric cancer a treatment with clinically meaningful efficacy."

In both trials, the safety profiles observed in patients treated with Enhertu were consistent with those seen in other trials of Enhertu with no new safety signals identified.

Enhertu is also approved in the US and several other countries for locally advanced or metastatic HER2-positive gastric cancer.

Notes

Financial considerations
Following EU approval, an amount of $35m is due from AstraZeneca to Daiichi Sankyo as a milestone payment for the previously treated HER2-positive gastric indication. The milestone payment will be capitalised as an addition to the upfront payment made by AstraZeneca to Daiichi Sankyo in 2019 and subsequent capitalised milestones.

Sales of Enhertu in most EU territories are recognised by Daiichi Sankyo. AstraZeneca reports its share of gross profit margin from Enhertu sales in those territories as collaboration revenue in the Company's financial statements. AstraZeneca will record product sales in respect of sales made in territories where AstraZeneca is the selling party.

Further details on the financial arrangements were set out in the March 2019 announcement of the collaboration.

HER2-positive gastric cancer
Gastric (stomach) cancer is the fifth most common cancer worldwide and the fourth highest leading cause of cancer mortality, with a five-year global survival rate of 5% to 10% for advanced or metastatic disease.3,7,8 Approximately one million new patients were diagnosed with gastric cancer in 2020, with 768,000 deaths reported globally.2 In Europe, approximately 136,000 cases of gastric cancer are diagnosed annually, and Eastern Europe has the second highest incidence of gastric cancer worldwide after Eastern Asia.2,8 Gastric cancer is the sixth leading cause of cancer death in Europe and is typically diagnosed in the advanced stage. Even when diagnosed in earlier stages of the disease, the survival rate remains modest.1,3,4

Approximately one in five gastric cancers are HER2-positive.5,6 HER2 is a tyrosine kinase receptor growth promoting protein expressed on the surface of many types of tumours including breast, gastric, lung and colorectal cancers.5 HER2 overexpression may be associated with a specific HER2 gene alteration known as HER2 amplification.6

Recommended first-line treatment in the EU for HER2-positive advanced or metastatic gastric cancer is combination chemotherapy plus trastuzumab, an anti-HER2 medicine, which has been shown to improve survival outcomes when added to chemotherapy.9,10 For patients with metastatic gastric cancer that progresses following initial treatment with a trastuzumab-based regimen, there were previously no other approved HER2-directed medicines in the EU prior to the approval of Enhertu.7,11,12

DESTINY-Gastric02
DESTINY-Gastric02 is an open-label, single-arm Phase II trial in patients evaluating the efficacy and safety of Enhertu (6.4mg/kg) in patients with HER2-positive metastatic and/or unresectable gastric or GEJ adenocarcinoma with disease progression on or after a trastuzumab-containing regimen.

The primary endpoint of DESTINY-Gastric02 is confirmed ORR based on ICR. Secondary endpoints include progression-free survival (PFS), OS, DoR and safety.

DESTINY-Gastric02 enrolled 79 patients at multiple sites in North America and Europe. For more information about the trial, visit ClinicalTrials.gov.

DESTINY-Gastric01
DESTINY-Gastric01 is a randomised, open-label Phase II trial evaluating the efficacy and safety of Enhertu (6.4mg/kg) in patients with primarily HER2-positive (defined as immunohistochemistry [IHC] 3+ or IHC 2+/in-situ hybridisation [ISH]+) advanced gastric cancer or GEJ adenocarcinoma with disease progression following two or more prior treatment regimens including fluoropyrimidine (5-FU), platinum chemotherapy and trastuzumab. Patients were randomised 2:1 to receive Enhertu or physician's choice of chemotherapy (paclitaxel or irinotecan monotherapy).

The primary endpoint of DESTINY-Gastric01 is ORR. Secondary endpoints include OS, PFS, DoR, disease control rate and time to treatment failure, as well as pharmacokinetic and safety endpoints.

DESTINY-Gastric01 enrolled 187 patients at multiple sites in Japan and South Korea. For more information about the trial, visit ClinicalTrials.gov.

Enhertu
Enhertu is a HER2-directed ADC. Designed using Daiichi Sankyo's proprietary DXd ADC technology, Enhertu is the lead ADC in the oncology portfolio of Daiichi Sankyo and the most advanced programme in AstraZeneca's ADC scientific platform. Enhertu consists of a HER2 monoclonal antibody attached to a topoisomerase I inhibitor payload, an exatecan derivative, via a stable tetrapeptide-based cleavable linker.

Enhertu (5.4mg/kg) is approved in more than 40 countries for the treatment of adult patients with unresectable or metastatic HER2-positive breast cancer who have received a (or one or more) prior anti-HER2-based regimen either in the metastatic setting, or in the neoadjuvant or adjuvant setting and have developed disease recurrence during or within six months of completing therapy based on the results from the DESTINY-Breast03 trial.

Enhertu (5.4mg/kg) is approved in several countries for the treatment of adult patients with unresectable or metastatic HER2-positive breast cancer who have received two or more prior anti-HER2-based regimens based on the results from the DESTINY-Breast01 trial.

Enhertu (5.4mg/kg) is approved in Brazil and the US for the treatment of adult patients with unresectable or metastatic HER2-low (IHC 1+ or IHC 2+/ISH-) breast cancer who have received a prior chemotherapy in the metastatic setting or developed disease recurrence during or within six months of completing adjuvant chemotherapy based on the results from the DESTINY-Breast04 trial.

Enhertu (5.4mg/kg) is approved under accelerated approval in the US for the treatment of adult patients with unresectable or metastatic non-small cell lung cancer whose tumours have activating HER2 (ERBB2) mutations, as detected by an FDA-approved test, and who have received a prior systemic therapy, based on the results of the DESTINY-Lung02 trial. Continued approval for this indication may be contingent upon verification and description of clinical benefit in a confirmatory trial.

Enhertu (6.4mg/kg) is approved in several countries for the treatment of adult patients with locally advanced or metastatic HER2-positive gastric or GEJ who have received a prior trastuzumab-based regimen based on the results from the DESTINY-Gastric01 and/or DESTINY-Gastric02 trial.

Enhertu development programme
A comprehensive development programme is underway globally, evaluating the efficacy and safety of Enhertu monotherapy across multiple HER2-targetable cancers, including breast, gastric, lung and colorectal cancers. Trials in combination with other anticancer treatments, such as immunotherapy, are also underway.

Regulatory applications for Enhertu in breast, non-small cell lung and gastric cancer are currently under review in several countries.

Daiichi Sankyo collaboration
Daiichi Sankyo Company, Limited (TSE: 4568) [referred to as Daiichi Sankyo] and AstraZeneca entered into a global collaboration to jointly develop and commercialise Enhertu (a HER2-directed ADC) in March 2019, and datopotamab deruxtecan (DS-1062; a TROP2-directed ADC) in July 2020, except in Japan where Daiichi Sankyo maintains exclusive rights. Daiichi Sankyo is responsible for the manufacturing and supply of Enhertu and datopotamab deruxtecan.

AstraZeneca in gastrointestinal cancers
AstraZeneca has a broad development programme for the treatment of gastrointestinal (GI) cancers across several medicines and a variety of tumour types and stages of disease. In 2020, GI cancers collectively represented approximately 5.1 million new cancer cases leading to approximately 3.6 million deaths.13

Within this programme, the Company is committed to improving outcomes in gastric, liver, biliary tract, oesophageal, pancreatic and colorectal cancers.

Imfinzi (durvalumab) is approved in the US in combination with chemotherapy (gemcitabine plus cisplatin) for advanced biliary tract cancer and in combination with Imjudo in unresectable hepatocellular carcinoma. Imfinzi is being assessed in combinations, including with Imjudo in liver, oesophageal and gastric cancers in an extensive development programme spanning early to late-stage disease across settings.

Enhertu, a HER2-directed antibody drug conjugate, is approved in HER2-positive advanced gastric cancer and is being assessed in colorectal cancer. Enhertu is jointly developed and commercialised by AstraZeneca and Daiichi Sankyo.

Lynparza (olaparib), a first-in-class PARP inhibitor, is approved in BRCA-mutated metastatic pancreatic cancer. Lynparza is developed and commercialised in collaboration with MSD (Merck & Co., Inc. inside the US and Canada).

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   WHO. Cancer Today Europe Mortality. Available at: https://gco.iarc.fr/today/online-analysis-table. Accessed December 2022.
2.   WHO. International Agency of Cancer Research. Cancer Today. Stomach Incidence. 2020. Available at: https://gco.iarc.fr/today/data/factsheets/cancers/7-Stomach-fact-sheet.pdf. Accessed December 2022.
3.   SEER Cancer Stat Facts: Stomach Cancer. Available at: https://seer.cancer.gov/statfacts/html/stomach.html. Accessed December 2022.
4.   Cancer Research UK. Stomach Cancer Survival Statistics. Available at: https://www.cancerresearchuk.org/health-professional/cancer-statistics/statistics-by-cancer-type/stomach-cancer/survival#heading-Zero. Accessed December 2022.
5.   Iqbal N, et al. Human epidermal growth factor receptor 2 (HER2) in cancers: overexpression and therapeutic implications. Mol Biol Int. 2014; 2014:852748.
6.   Abrahao-Machado LF, et al. HER2 testing in gastric cancer: an update. World J Gastroenterol. 2016; 22(19):4619-4625.
7.   Casamayor M, et al. Targeted literature review of the global burden of gastric cancer. Ecancermedicalscience. 2018; 12:883.
8.   Sung. H et al. Global cancer statistics 2020: GLOBOCAN estimates of incidence and mortality worldwide for 36 cancers in 185 countries. CA Cancer J Clin. 2021; 71(3):209-249.
9.   Orditura M, et al. Treatment of gastric cancer. World J Gastroenterol. 2014; 20(7):1635-1649.
10.  Lordick F, et al. Gastric cancer: ESMO Clinical Practice Guideline for diagnosis, treatment and follow-up. Ann Oncol. 2022 Oct;33(10):1005-1020.
11.  Thuss-Patience PC, et al. Trastuzumab emtansine versus taxane use for previously treated HER2-positive locally advanced or metastatic gastric or gastro-oesophageal junction adenocarcinoma (GATSBY): an international randomised, open-label, adaptive, phase 2/3 study. Lancet Oncol. 2017; 18(5):640-653.
12.  Satoh T, et al. Lapatinib plus paclitaxel versus paclitaxel alone in the second-line treatment of HER2-amplified advanced gastric cancer in asian populations: TyTAN-a randomized, phase III study. J Clin Oncol. 2014; 32(19):2039‐2049.
13.  WHO. World Cancer Fact Sheet. Available at: https://gco.iarc.fr/today/data/factsheets/populations/900-world-fact-sheets.pdf. Accessed December 2022.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 19 December 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary